Mail Stop 4561
via fax (713) 335-8144

September 23, 2009

Albert Winemiller
Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **Re:** **PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 001-33554**

Dear Mr. Winemiller:

We have reviewed your response letter dated September 1, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.   We note your response to prior comment 3 in which you indicate that any quantification of timing of <u>future</u> revenue recognition from contracts in place would be misleading to investors. However, our prior comment inquired about your consideration for quantifying the impact that the various factors have had on the Company's revenue when comparing <u>prior</u> periods. As such, we reissue a portion of our prior comment which asks how you considered providing

quantification and/or clarification for each source that contributed to a material change in your MD&A discussion. In this regard, tell us your consideration to quantify the number of implementations from period to period and explain how the "current mix of business" impacted the Company's revenues from period to period. We refer you to Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.

2.   We note your response to prior comment 5 and it remains unclear why you believe that disclosing "bookings" would be misleading to an investor's understanding of the Company's performance. In this regard, we note that "aggregate license and implementation revenue is equal to bookings over an extended period." We further note from your response to prior comment 3 that implementation contracts currently in place, provide the Company with visibility into future revenues. Please confirm whether the Company's bookings are firm orders to deliver software and provide implementation services in the future. If so, tell us consideration you gave to disclosing the total amount of the Company's backlog orders ("bookings") as required by Item 101(c)(1)(viii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3.   We note your response to prior comment 8 where you indicate that revenue recognition for maintenance on contracts with rates negotiated above or below the Company's average maintenance rates are all accounted for the same. While we note that you provided the average maintenance rates for each of the last three fiscal years, please also provide the range of rates charged by industry for each period. For any renewal rates that are significantly below the Company's normal pricing practices, tell us how you determined that such rates are substantive and how you concluded that rates renewal below your normal pricing practice are representative of VSOE of fair value for maintenance.

Item 11. Executive Compensation (Refer to Definitive Proxy Statement filed on April 21, 2009)

Base Salaries, page 19

4.   We note your response to prior comment 14 and we reissue our comment. Please note that Item 402(b)(2)(vii) addresses both individual performance and individual contribution to specific items of corporate performance. Each would be considered material information with respect to your compensation discussion

and analysis to the extent that either, or both, affected the committee's compensation decisions. Given your response that the compensation committee considered the executives' individual performance "historically as a benchmark," and given your disclosure that you increased compensation for certain executive officers in part based on their performance during the relevant period, a discussion identifying specific individual achievements and demonstrating how they resulted in specific compensation decisions is warranted.

Components of Executive Compensation for 2008 and 2009

Executive Compensation Activities in 2008, page 23

5.   In response to prior comment 12 you explain that the "analysis" of competitive market pay levels was not based on any study of comparable companies, but rather only on the "personal experience and judgment" of the compensation committee. Please explain in greater detail how the "analysis and observation" of competitive market pay levels was conducted pursuant to the committee's "personal experience and judgment." To the extent the committee used compensation data about other companies as a reference point on which to base, justify or provide a framework for a compensation decision, the committee may have engaged in benchmarking and the names of the comparable companies would need to be disclosed. Refer to Question 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K, available on our website. Please advise.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.l and 31.2

6.   Your response to prior comment 16 does not address the introductory language omitted from paragraph 4 relating to your internal control over financial reporting. Please provide this information, in addition to the paragraph 4(b) information, in your amended Form 10-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief